EXHIBIT 12(a)

	Year Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS:
Income (loss) from continuing operations	$(5,342)	$(6,406)	$(2,325)	$(3,360)	$(1,913)
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(334)	(349)	(335)	(270)	(286)
Add: Total federal income tax expense (benefit)	(1,670)	(2,619)	(1,271)	(1,232)	(1,134)
Fixed charges (see detail below)	1,799	2,246	2,759	3,578	4,360
Distributed income of equity investees	322	202	213	147	116
Total earnings (loss)	$(5,225)	$(6,926)	$(959)	$(1,137)	$1,143
FIXED CHARGES:
Interest expense	$1,771	$2,218	$2,729	$3,544	$4,326
Rentals representative of the interest factor	28	28	30	34	34
Total fixed charges	$1,799	$2,246	$2,759	$3,578	$4,360
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	—	—
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(a)	Fixed charges exceeded earnings by $7.024 billion, $9.172 billion, $3.718 billion, $4.715 billion and $3.217 billion for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.